[Sprott Asset Management LP Letterhead]

September 17, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T filed by Sprott Asset Management LP, et al. on May 27, 2015
Schedule TO-T/A filed by Sprott Asset Management LP, et al. on September 3 and 10, 2015
File No. 005-87886

Communications Filed Pursuant to Rule 425 by Sprott Asset Management LP on September 3 and 10, 2015
File No. 001-32934

In connection with the response submitted on behalf of Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. (the “Gold G.P.”) and Sprott Physical Gold Trust (the “Trust”), on September 17, 2015 relating to the above-referenced Schedule TO and amendments to Schedule TO, and the communications filed pursuant to Rule 425, the Manager, the Gold Offeror, the Gold G.P. and the Trust hereby acknowledge that:

1.              the Manager, the Gold Offeror, the Gold G.P. and the Trust are responsible for the adequacy and accuracy of the disclosure in the filings;

2.              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.              the Manager, the Gold Offeror or the Gold G.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SPROTT ASSET MANAGEMENT LP

/s/ John Wilson
Name:	John Wilson
Title:	Chief Executive Officer

SPROTT ASSET MANAGEMENT GOLD BID LP

/s/ John Wilson
Name:	John Wilson
Title:	President

SPROTT ASSET MANAGEMENT GOLD BID GP INC.

/s/ John Wilson
Name:	John Wilson
Title:	President

SPROTT PHYSICAL GOLD TRUST

/s/ John Wilson
Name:	John Wilson
Title:	Chief Executive Officer